SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November, 2005	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: November 23, 2005	By:	/S/ BRUCE G. WATERMAN
		Name:	Bruce G. Waterman
		Title:	Senior Vice President, Finance & Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Press Release # 05-023 dated November 23, 2005

NEWS RELEASE For Immediate Release	05-023 Date: November 23, 2005 Contact: Investor/Media Relations: Richard Downey Director, Investor Relations Phone (403) 225-7357

Agrium to expand controlled release business through Nu-Gro acquisition	Christine Gillespie Investor Relations Manager Phone (403) 225-7437 Contact us at: www.agrium.com

ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into an agreement to acquire from Spectrum Brands Inc. its Nu-Gro fertilizer technology and professional products businesses. Agrium will fund the purchase price of $86-million through existing lines of credit. The transaction is expected to close in January 2006 and is subject to regulatory approval. This acquisition provides Agrium with new products with strong, stable margins and is expected to be immediately accretive to earnings.
Nu-Gro is a manufacturer of controlled release and professional turf products. Nu-Gro has strong customer relationships and a number of widely recognized brands. Agrium is acquiring the four production facilities that manufacture these products, as well as the Nu-Gro head office in Brantford, Ontario.
“We are excited at the opportunity to expand our existing specialty controlled release business with the Nu-Gro acquisition. Nu-Gro’s product line complements and expands Agrium’s existing controlled release product offering. This deal provides specialty fertilizer manufacturers, professional turf and landscape managers and other consumers with access to a more complete line of controlled release products,” said Mike Wilson, Agrium President and CEO.
Agrium will retain a multi-year supply arrangement with Spectrum for its Consumer Business. Nu-Gro’s fertilizer technology and professional products employees, including John Hill and his senior management team as well as other key marketing and technology personnel, are expected to join Agrium as part of the transaction.
“We are looking forward to adding to our experienced and talented diversified products marketing organization. Nu-Gro’s brands are highly regarded and well-known within the industry,” continued Mr. Wilson.
“The Nu-Gro acquisition is one part of Agrium’s strategy to transform our company through product and market diversification that delivers increasing consistency in earnings. Nu-Gro enhances the consistency of Agrium’s earnings profile with significant growth potential, much like our retail business. We believe that Nu-Gro, combined with our DurationCR business, will position Agrium for growth in specialty fertilizer products. The addition of Nu-Gro builds our presence in the environmentally friendly area of controlled release products,” concluded Mr. Wilson.
About Nu-Gro: Fertilizer Technology and Professional Products Divisions
Nu-Gro produces and distributes controlled release and professional turf products, with total annual sales of approximately $80-million and average gross margins of about 24 percent. The controlled release nitrogen products include branded products, Nitroform, Nutralene, SCU and IB Nitrogen that are marketed to finished product producers for use on golf courses, sport turf, home lawns, high yield agricultural crops, nurseries and in greenhouses. The professional turf products, Proturf Professional Turf Products, Nu-Gro and Par Ex, are marketed directly for use in golf course and lawn care applications. Additional information on Nu-Gro may be found on Agrium’s website: www.agrium.com.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S. and Canadian currencies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, assumptions pertaining to the continued market growth, asset valuation and financing arrangements. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.